                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               CRM HOLDINGS, LTD.
                                (Name of Issuer)

                    COMMON SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   G2554P 10 3
                                 (CUSIP Number)

                             Louis J. Viglotti, Esq.
                               CRM Holdings, Ltd.
                           Skandia International House
                                16 Church Street
                                 Hamilton HM 11
                                     Bermuda
                                 (441) 295-2185

                                 With a copy to:

                                   Roslyn Tom
                              Baker & McKenzie LLP
                           1114 Avenue of the Americas
                               New York, NY 10036
                                 (212) 626-4100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)1-(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. G2554P 10 3
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1    Name of Reporting Person                              David Michael Birsner

     I.R.S. Identification No. of Above Person
     (Entities Only)
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2    Check the Appropriate Box If a Member of a Group
                                                                          a. [ ]
                                                                          b. [ ]
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3    SEC Use Only
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4    Source of Funds                                                          OO
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5    Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
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6    Citizenship or Place of Organization                          United States
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               7    Sole Voting Power                                    405,355
  Number of
   Shares      8    Shared Voting Power                                        0
Beneficially
  Owned by     9    Sole Dispositive Power                               405,355
    Each
  Reporting    10   Shared Dispositive Power                                   0
 Person With
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11   Aggregate Amount Beneficially Owned by Each Reporting Person        405,355
--------------------------------------------------------------------------------
12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)                     2.6%
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14   Type of Reporting Person                                                 IN
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ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common shares, par value $0.01 per share, of CRM Holdings, Ltd., a Bermuda exempted holding company (the "Company"). The Company's address is Skandia International House, 16 Church Street, Hamilton HM 11, Bermuda.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by David M. Birsner (the "Reporting Person"). The Reporting Person's business address is c/o Compensation Risk Managers, LLC, 112 Delafield Street, Poughkeepsie, NY 12601. The Reporting Person is an insurance broker for Hickey-Finn and Company, Inc., an insurance brokerage firm, where his responsibilities involve insurance sales and service. Hickey-Finn and Company, Inc. is located at 15 Davis Avenue, Poughkeepsie, New York 12603. The Reporting Person is a U.S. citizen.

     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The consideration paid by the Reporting Person for the common shares of the Company that he acquired pursuant to the Reorganization Agreement (described in Item 4 below) consisted of his interests in CRM USA Holdings Inc. ("CRM USA") and Twin Bridges (Bermuda) Ltd. ("Twin Bridges"), each a subsidiary of the Company.

     In connection with the restructuring (described in Item 4 below), all shares of CRM USA and Twin Bridges were exchanged for common shares and non-voting class B shares, par value, $0.01 per share, of the Company. The restructuring was consummated immediately prior to the closing of the initial public offering of the Company. To the extent the restructuring may be deemed to be an "acquisition" of the common shares of the Company, the consideration for such acquisition and class B shares consisted of the shares of CRM USA and Twin Bridges held by the Reporting Person.

     The Reporting Person also received on December 29, 2005 a grant of 611 common shares of the Company in the form of a restricted stock award under the Company's 2005 Long-Term Incentive Plan, all of which shares will vest over three years in three equal installments, commencing on the first anniversary of their date of grant. None of these shares is deemed outstanding under the laws of Bermuda until such shares vest.

ITEM 4. PURPOSE OF TRANSACTION.

     The Company is a Bermuda exempted holding company incorporated in September 2005 and acquired Compensation Risk Managers, LLC ("CRM"), Compensation Risk Managers of California, LLC ("CRM CA"), EIMAR, L.L.C. ("Eimar") and Twin Bridges through share exchanges as contemplated in the Reorganization Agreement, dated December 7, 2005, by and among the Company, CRM, CRM CA, Eimar, Twin Bridges, the individuals named therein and Village Holdings, LLC (such transactions collectively referred to herein as the "restructuring"). Prior to the restructuring CRM CA was wholly owned by CRM.

     The purpose of the acquisition by the Reporting Person was to receive consideration for such Reporting Person's contribution to the Company of his respective interests in CRM USA and Twin Bridges.

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     Prior to the consummation of the restructuring, nine individuals, including the Reporting Person, were the beneficial owners of CRM, Eimar and Twin Bridges (such persons collectively referred to herein as the "Initial Owners"). The Initial Owners contributed all of their respective interests in CRM and Eimar to CRM USA in exchange for shares of CRM USA. The Initial Owners then contributed their CRM USA shares to the Company in exchange for common shares and class B shares of the Company. CRM subsequently distributed its interests in CRM CA to CRM USA. The Initial Owners also contributed all of their respective shares of Twin Bridges to the Company in exchange for the Company's common shares. Accordingly, the Initial Owners ultimately received common shares and class B shares of the Company in exchange for and in the same proportion as they owned their interests in CRM, Eimar and Twin Bridges.

     Except for the foregoing and as disclosed below, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the following actions or events:

     - The acquisition of additional securities of the Company or the disposition of securities of the Company;

     - An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

     - A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     - Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     - Any material change in the present capitalization or dividend policy of the Company;

     - Any other material change in the Company's business or corporate structure;

     - Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     - Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     - A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     -    Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) On the date of this Schedule 13D, the Reporting Person was the beneficial owner of 405,355 common shares, constituting approximately 2.6% of the Company's outstanding common shares.

     (b) The Reporting Person has sole voting and dispositive power over 405,355 common shares.

     (c) The Reporting Person originally acquired on December 27, 2005, 512,355 common shares in the aggregate, pursuant to the restructuring. The Reporting Person sold 107,000 of such common shares at a purchase price of $12.155 per share (net of underwriting discounts and commissions) in connection with the Company's initial public offering of its common shares, which closed on December 27, 2005. The Reporting Person also received a grant on December 29, 2005 of 611 common shares under the

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Company's 2005 Long-Term Incentive Plan, which shares vest over three years in three equal installments, commencing with the first anniversary of their date of grant. Under Bermuda law, none of these shares is considered outstanding until they vest.

(d)   Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Company's common shares on December 27, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person, the other Initial Owners and the Company entered into an Underwriting Agreement, whereby the Company issued and sold to Sandler O'Neill & Partners, L.P. and KeyBank Capital Markets (the "Underwriters") an aggregate of 6,000,000 common shares of the Company, and the Initial Owners (including the Reporting Person) sold to the Underwriters an aggregate of 2,850,000 common shares of the Company in connection with the Company's initial public offering.

     The Reporting Person and the other Initial Owners each executed a lock-up letter in connection with the Underwriting Agreement pursuant to which the Reporting Person agreed, with certain exceptions and qualifications, for a period of 180 days from the date of the final prospectus in connection with the Company's public offering, not to dispose of the Company's common shares or any other securities of the Company that are substantially similar to such common shares.

     The Company acquired CRM, CRM CA, Eimar and Twin Bridges through share exchanges contemplated in the Reorganization Agreement, by and among the Company, CRM, CRM CA, Eimar, Twin Bridges, the Initial Owners and Village Holdings, LLC, pursuant to which the Reporting Person acquired his interests in the Company as described in Item 4 above.

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ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                DOCUMENT
-----------                                --------
     1        Underwriting Agreement, dated December 20, 2005, by and among the
              Company, Sandler O'Neill & Partners, L.P., as Representative of
              the underwriters named therein, and the Initial Owners, dated
              December 20, 2005.

     2        Reorganization Agreement, dated December 7, 2005, by and among the
              Company, CRM, CRM CA, Eimar, Twin Bridges, the Initial Owners and
              Village Holdings, LLC.

     3.       Lock-up Letter, dated December 7, 2005 between the Company and the
              Reporting Person.

                                    SIGNATURE

     After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2006


                                        /s/ David M. Birsner
                                        ----------------------------------------
                                        David M. Birsner

                                  EXHIBIT INDEX

EXHIBIT NO.                                DOCUMENT
-----------                                --------
     1        Underwriting Agreement, dated December 20, 2005, by and among the
              Company, Sandler O'Neill & Partners, L.P., as Representative of
              the underwriters named therein, and the Initial Owners, dated
              December 20, 2005.

     2        Reorganization Agreement, dated December 7, 2005, by and among the
              Company, CRM, CRM CA, Eimar, Twin Bridges, the Initial Owners and
              Village Holdings, LLC.

     3.       Lock-up Letter, dated December 7, 2005 between the Company and the
              Reporting Person.